Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981



Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.: (713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael
J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John
A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


March 28, 2001

Dear Fellow Employees:

Earlier in March, we announced American General's decision to merge with Prudential plc, a leading international financial services organization headquartered in London. At this time I would like to outline the immediate next steps that we are taking, and how you can communicate your questions regarding the proposed merger.

First, let me emphasize the historic nature of the merger. It will be the financial services and insurance industry's largest-ever trans-Atlantic merger and will create the sixth-largest insurance company in the world. Our two organizations share complementary businesses, yet I firmly believe that the synergies we will achieve extend beyond increasing market share and revenue opportunities. We also share a common purpose and set of values. The synergies among our people are critical for our future growth, and we will continue our progress in building a strong performance culture that recognizes that people are our greatest asset.

We will continue to communicate with you regarding the merger. Beginning in April, our intranet site, AGNet, will offer a special section dedicated to providing up-to-date information about our merger with Prudential. You also will:

     o Receive a special online issue of Around AG dedicated to the merger;

     o Have access to an online Question & Answer also available through AGNet; and

     o Participate in employee meetings that will be scheduled in upcoming months.

Your participation and continued contributions are critical to the success of this endeavor and the day-to-day operations of American General. Your questions can be submitted by calling In-Touch, our anonymous toll-free service, at 1-877-MY-INPUT, PIN # AGFG. And, beginning in April, you can also submit your questions through the online Question & Answer form via AGNet.

This year marks the 75th anniversary of American General, and we can all take pride in the progress we've made in creating an outstanding company. This year also marks a new era for our company, and we have an exciting opportunity to shape its future. We are taking a bold step toward realizing our goal to become a world leader in financial services. Thank you for your dedication and service to our customers and communities, to our shareholders, and to each other.

Best regards,
Robert M. Devlin